September 13, 2024

Dennis M. Lanfear
President and Chief Executive Officer
Coherus BioSciences, Inc.
333 Twin Dolphin Drive, Suite 600
Redwood City, California 94065

       Re: Coherus BioSciences, Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed April 15, 2024
           File No. 001-36721
Dear Dennis M. Lanfear:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program
cc:   Max Brunner, Esq.